LAMAR MEDIA CORP.

5321 Corporate Boulevard

Baton Rouge, LA 70808

September 8, 2014

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lamar Media Corp. and the Additional Registrants as defined below
Registration Statement on Form S-4 (File No. 333-197460)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Lamar Media Corp. (the “Company”) and each of the Additional Registrants set forth on the Table of Additional Registrants (the “Additional Registrants”) included in the Registration Statement on Form S-4, as amended by Amendment No. 1 thereto (File No. 333-197460) (the “Registration Statement”), request the acceleration of the effectiveness of the Registration Statement for September 9, 2014, at 4:00 p.m. EDT, or as soon as possible thereafter.

In connection with this request, the Company and each of the Additional Registrants acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company or the Additional Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) neither the Company nor the Additional Registrants may assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that there are no underwriters involved in the offering registered by this Registration Statement and, therefore, this acceleration request by the registrants is the only request for the acceleration of effectiveness required under Rule 461.

If you have any questions regarding the foregoing, please call Stacie Aarestad of Edwards Wildman Palmer LLP at (617) 239-0314.

Very truly yours,

/s/ Keith A. Istre
Keith A. Istre
As Chief Financial Officer of Lamar Media Corp. and an Authorized Officer of each of the Additional Registrants

cc:	Stacie S. Aarestad
Edwards Wildman Palmer LLP